Exhibit (r)(2)

Gemcorp Capital Advisors LLC

Code of Ethics

15 October 2024

This Code of Ethics is the property of Gemcorp Capital Advisors LLC (“Gemcorp LLC” or the “Company”) and must be returned to the Company if an individual’s association with the Company terminates for any reason.

The content of this Code of Ethics is confidential and should not be revealed to third parties without the consent of the Chief Compliance Officer (“CCO”). The policies and procedures set forth herein supersede previous manuals, policies, and procedures.

While every effort has been made to offer up-to-date and accurate information, ACA Group (previously known as Adviser Compliance Associates and ACA Compliance Group) makes no warranty of any kind, express or implied, concerning the accuracy or completeness of the information contained herein. Terms not defined herein are defined in the Company’s Compliance Manual.

CODE OF ETHICS

Background

Investment advisers are fiduciaries that owe their undivided loyalty to their clients. Investment advisers are trusted to represent clients’ interests in many matters, and advisers must hold themselves to the highest standard of fairness in all such matters.

Rule 204A-1 under the Advisers Act requires each registered investment adviser to establish, maintain and enforce a written code of ethics that contains, at a minimum, provisions regarding:

1.	A standard of business conduct required of employees that reflects fiduciary obligations of the adviser and employees;

2.	Compliance with all applicable Federal Securities Laws;

3.	Reporting and review of personal Securities transactions and holdings;

4.	Reporting of violations of the code; and

5.	Distribution of the code and any amendments to each employee and a written acknowledgment of their receipt.

Risks

In developing these policies and procedures, Gemcorp LLC considered the material risks associated with administering the Code of Ethics. This analysis includes risks such as:

•	Employees do not understand the fiduciary duty that they, and Gemcorp LLC, owe to Clients;

•	Employees and/or Gemcorp LLC fail to identify and comply with all applicable Federal Securities Laws;

•	Access Persons do not report personal Securities transactions;

•	Employees trade personal accounts ahead of Client accounts;

•	Employees allocate profitable trades to personal accounts or unprofitable trades to Client accounts;

•	Violations of the Federal Securities Laws, the Code of Ethics, or the policies and procedures set forth in this Manual, are not reported to the CCO and/or appropriate supervisory personnel;

•	Gemcorp LLC does not provide its Code of Ethics to the Interval Fund board of directors (or trustees) for initial approval, and within six months of material changes;

•	Gemcorp LLC does not provide its Code of Ethics and any amendments to all Employees; and

•	Gemcorp LLC does not retain Employees’ written acknowledgements that they received the Code of Ethics and any amendments.

Gemcorp LLC has established the following guidelines to mitigate these risks.

Policies and Procedures

Code of Conduct, Fiduciary Standards, and Compliance with the Federal Securities Laws

At all times, Gemcorp LLC and its Employees must comply with the spirit and the letter of the Federal Securities Laws and the rules governing the capital markets. The CCO administers the Code of Ethics (or the “Code”). All questions regarding the Code should be directed to the CCO. Employees must cooperate to the fullest extent reasonably requested by the CCO to enable (i) Gemcorp LLC to comply with all applicable Federal Securities Laws and (ii) the CCO to discharge his duties under the Manual.

All Employees will act with competence, dignity, integrity, and in an ethical manner, when dealing with Clients, the public, prospects, third-party service providers and fellow Employees. Employees must use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, trading, promoting Gemcorp LLC’s services, and engaging in other professional activities.

Gemcorp LLC expects all Employees to adhere to the highest standards with respect to any potential conflicts of interest with Clients. As a fiduciary, Gemcorp LLC must act in its Clients’ best interests. Notify the CCO promptly about any practice that creates, or gives the appearance of, a material conflict of interest.

Employees may not, in connection with the purchase or sale, directly or indirectly, of a security held or to be acquired by any Interval Fund:

•	employ any device, scheme, or artifice to defraud the Interval Fund;

•

make any untrue statement of a material fact to the Interval Fund or omit to state a material fact necessary in order to make the statements made to the Interval Fund, in light of the circumstances under which they are made, not misleading;

•	engage in any act, practice or course of business that operates or would operate as a fraud or deceit upon the Interval Fund; or

•	engage in any manipulative practice with respect to the Interval Fund.

Employees are generally expected to discuss any perceived risks, or concerns about Gemcorp LLC’s business practices, with their direct supervisor. However, if an Employee is uncomfortable discussing an issue with their supervisor, or if they believe that an issue has not been appropriately addressed, they should bring the matter to the CCO’s attention.

Reporting Violations

Improper actions by Gemcorp LLC or its Employees could have severe negative consequences for Gemcorp LLC, its Clients and Investors, and its Employees. Impropriety, or even the appearance of impropriety, could negatively impact all Employees, including people who were not involved in the problematic activities.

Employees must promptly report any improper or suspicious activities, including any suspected violations of the Code of Ethics or the Federal Securities Laws to the CCO. Issues can be reported to the CCO in person, or by telephone, email, or written letter. Reports of potential issues may be made anonymously. Any reports of potential problems will be thoroughly investigated by the CCO, who will report directly to the Chief Executive Officer (‘‘CEO’’) on the matter. Any problems identified during the review will be addressed in ways that reflect Gemcorp LLC’s fiduciary duty to its Clients.

The Company’s senior executives will favorably view an Employee’s identification of a material compliance issue. Retaliation against any Employee who reports a violation of the Code of Ethics in good faith is strictly prohibited and will be cause for corrective action, up to and including dismissal. If an Employee believes that he or she has been retaliated against, he or she should notify the CEO directly.

Violations of this Code of Ethics, or the other policies and procedures set forth in the Manual, may warrant sanctions including, without limitation, requiring that personal trades be reversed, requiring the disgorgement of profits or gifts, issuing a letter of caution or warning, reporting to the Employee’s supervisor, suspending personal trading rights, imposing a fine, suspending employment (with or without compensation), making a civil referral to the SEC, making a criminal referral, terminating employment for cause, and/or a combination of the foregoing. Violations may also subject an Employee to civil, regulatory or criminal sanctions. No Employee will determine whether he or she committed a violation of the Code of Ethics or impose any sanction against himself or herself. All sanctions and other actions taken will be in accordance with applicable employment laws and regulations.

If the CCO determines that a material violation of this Code of Ethics has occurred, the CCO will promptly report the violation, and any association action(s), to the Interval Fund’s Board of Directors or Trustees. pursuant to Rule 17j-1.

For the avoidance of doubt, nothing in this Manual prohibits Employees from reporting potential violations of federal law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the SEC, or any agency’s inspector general, or from making other disclosures that are protected under the whistleblower provisions of federal law or regulation. Employees do not need prior authorization from their supervisor, the CCO, the CEO or any other person or entity affiliated with Gemcorp LLC to make any such reports or disclosures and do not need to notify Gemcorp LLC that they have made such reports or disclosures. Additionally, nothing in this Manual prohibits Employees from recovering an award pursuant to a whistleblower program of a government agency or entity.

Distribution of the Code and Acknowledgement of Receipt

Gemcorp LLC will distribute this policy to each Employee upon the commencement of employment, annually, and upon any change to the Code of Ethics.

All Employees must use ComplySci to acknowledge that they have received, read, understood, and agree to comply with the Company’s policies and procedures described in this policy.

Personal Securities Transactions

Employee trades should be executed in a manner consistent with our fiduciary obligations to our Clients: trades should avoid actual improprieties, as well as the appearance of impropriety. Employee trades must not be timed to precede orders placed for any Client, nor should trading activity be so excessive as to conflict with the Employee’s ability to fulfill daily job responsibilities.

In the event of a material change to this Personal Securities Transactions section of the Code of Ethics, the CCO shall inform each Interval Fund’s CCO of such change Accounts Covered by the Policies and Procedures.

Gemcorp LLC’s Personal Securities Transactions policies and procedures apply to all accounts holding any Securities over which Access Persons have any beneficial ownership interest, which typically includes accounts held by immediate family members sharing the same household, or non-Clients over which Access Persons exercise investment discretion. Immediate family members include children, stepchildren, grandchildren, parents, stepparents, grandparents, spouses, domestic partners, siblings, parents-in-law, and children-in-law, as well as adoptive relationships that meet the above criteria.

For purposes of this Personal Securities Transactions section, the term “Access Person” includes: (1) any employee who has access to nonpublic information regarding any Client’s trading or any Reportable Fund’s holdings, who is involved in making securities recommendations to Clients, or who has access to nonpublic securities recommendations; (2) all of Gemcorp LLC’s directors, officers, and partners; (3) any other person so designated by the CCO by notice to such person; and (4) any consultant, intern, or independent contractor hired or engaged by Gemcorp LLC that has access to Gemcorp LLC’s nonpublic securities recommendations.

It may be possible for Access Persons to exclude accounts held personally or by immediate family members sharing the same household if the Access Person does not have any direct or indirect influence or control over the accounts, or if the Access Person can rebut the presumption of beneficial ownership over family members’ accounts. Access Persons should consult with the CCO before excluding any accounts held by immediate family members sharing the same household.

Reportable Securities

Gemcorp LLC requires all Access Persons to provide periodic reports regarding transactions and holdings in all “Reportable Securities,” which include any Security, except:

•	Direct obligations of the Government of the United States;

•	Bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements;

•	Shares issued by money market funds;

•	Shares issued by open-end investment companies registered under the Investment Company Act of 1940, other than investment companies advised or underwritten by Gemcorp LLC or an affiliate;

•	Interests in 529 college savings plans; and

•

Shares issued by unit investment trusts that are invested exclusively in one or more open-end investment companies registered under the Investment Company Act of 1940, none of which are advised or underwritten by Gemcorp LLC or an affiliate.

For avoidance of doubt, Reportable Securities include, but are not limited to, stocks, bonds, options on a security, ETFs, closed-end Interval Funds, limited offerings (such as investments in hedge funds, private equity funds, and real estate partnerships), and IPOs.

Exchange-traded funds, or ETFs and exchange traded notes, or ETNs, are somewhat similar to open-end registered investment companies. However, ETFs and ETNs are Reportable Securities and are subject to the reporting requirements contained in Gemcorp LLC’s Personal Securities Transactions policy.

Any Access Person who wishes to purchase, acquire or sell any asset that is issued and transferred using distributed ledger or blockchain technology, including, but not limited to, virtual currencies, cryptocurrencies, digital “coins” or “tokens” (“Digital Assets”), should consult with the CCO as to whether such Digital Asset would be considered a Security, and specifically a “Digital Security”, for purposes of this policy. A Digital Asset is likely to be considered a Digital Security if it is offered and sold as an investment contract. On April 3, 2019, the SEC published a framework for investment contract analysis of Digital Assets.1 The CCO may use this framework, among other relevant SEC guidance, to determine whether a Digital Asset would be considered a Digital Security for the purposes of this policy. If the CCO determines that such Digital Asset should be considered a Digital Security, the Digital Asset will be considered a Reportable Security for purposes of this policy.

Additionally, initial coin offerings (ICOs) are Reportable Securities. An ICO is when a new cryptocurrency token is offered for sale to the public, similar to an initial public offering in the stock market. For clarification investment vehicles, including ETFs or other fund vehicles transacting in virtual currency, are Reportable Securities.

Pre-clearance Procedures

Access Persons must have written clearance for all transactions involving Reportable Securities, with the exception of ETFs and ETNs, before completing the transactions. Advisers to Interval Funds should also consult with the Fund CCO and consider restriction periods (e.g., Employees for seven calendar days before or after the date of such purchase or sale.) Gemcorp LLC may disapprove any proposed transaction, particularly if the transaction appears to pose a conflict of interest or otherwise appears improper. If clearance is granted for a specified period of time, the Employee receiving the approval is responsible for ensuring that his or her trading is completed before the clearance’s expiration. Employees should be cautious when submitting good-until-cancelled orders to avoid inadvertent violations of Gemcorp LLC’s pre-clearance procedures.

Access Persons must obtain approvals from the CCO prior to engaging in transactions in Reportable Securities. Access Persons must use ComplySci to seek pre-clearance.

•	Before granting approval, the Chief Compliance Officer will determine whether or not any Client accounts with Gemcorp currently holds a position in such security.

•

If the Client accounts of Gemcorp hold a position in the subject security, the Chief Compliance Officer may impose a minimum holding period at their discretion. Such period will usually be for 3-6 months. The Chief Compliance Officer must document this information.

•

If the Client accounts of Gemcorp does not hold a position in the subject security, the Chief Compliance Officer will generally approve the transaction unless any other conflict or market abuse is suspected. The Compliance Officer is not obliged to provide justification for rejecting a trading request, and their decision is final.

[1]	https://www.sec.gov/files/dlt-framework.pdf

•

Employees are also provided with an option to submit the trade as a stop-loss or stop-limit order. In such cases, it is an employee’s obligation to periodically monitor the associated account and notify the Chief Compliance Officer should the order become executed. The notification is to be provided as a trade confirmation via email (including a trade statement). Stop-loss and stop-limit orders will only require a single pre-approval for the specified price, as opposed to ongoing pre-clearance every 48 hours.

•	The Chief Compliance Officer has the responsibility of maintaining a file of all such approval forms.

•

The Gemcorp employee must provide a copy of the trade confirmation within 48 hours of any approved transaction to evidence when the transaction was effected. Whether the position is buying or selling the minimum holding period is 30 days.

•

The approval is valid for 48 hours. Any transaction, or portion thereof, which is not so completed within 48 hours will require a new approval. If the transaction is not executed within the specified time, the Gemcorp employee must re-obtain written approval for his/her or its Access Person’s transaction. Gemcorp will reserve the right to cancel trade approvals, and in certain circumstances Gemcorp employees or its Access Person may be obliged to sell previously approved positions. Gemcorp will not be responsible for any losses, as a result of such cancellation and all profits received by the Gemcorp employee or its Access Person from such a sale will be disgorged and donated to charity.

The CCO will grant approval/reject the trade as soon as possible and will notify the Access Person through ComplySci.

Restricted List

•

No Gemcorp employee or their Access Person is permitted to deal in securities if they have had access to Material Non-Public Information, as such information is likely to be price-sensitive. Gemcorp operates a Restricted List which is circulated to all Gemcorp employee every week (or more often if required). The list contains the names of entities of which Gemcorp may possess Material Non-Public Information. No Gemcorp employee is entitled to trade securities of companies listed on the Restricted List either for him/herself, any Access Person or for any Client of Gemcorp.

•	A name shall be deemed to remain on the Restricted List until written confirmation stated that it is no longer restricted has been circulated by the Chief Compliance Officer.

Listed Stock

When dealing in listed stock issued by a Client of Gemcorp there is a presumption that a Gemcorp employee may have access to Material Non-Public Information. It is therefore particularly important that the Gemcorp employee and its Access Persons adheres to the relevant stock exchange’s rules on ‘Closed Periods’. A ‘Closed Period’ is the period through which a person connected to the Client (i.e. as investment advisor or manager) must not trade the securities of the Client. At the London Stock Exchange the ‘Closed Periods’ are defined as follows:

•

the period of sixty (60) days immediately preceding a preliminary announcement of the listed company’s annual results or, if shorter, the period from the end of the relevant financial year up to and including the time of announcement;

•

the period of sixty (60) days immediately preceding the publication of its annual financial report or if shorter the period from the end of the relevant financial year up to and including the time of such publication; and

•	if the listed company reports on a half yearly basis the period from the end of the relevant financial period up to and including the time of such publication; and

•

if the listed company reports on a quarterly basis the period of 30 days immediately preceding the announcement of the quarterly results or, if shorter, the period from the end of the relevant financial period up to and including the time of the announcement.

Reporting

Gemcorp LLC must collect information regarding the personal trading activities and holdings of all Access Persons. Access Persons must submit quarterly reports regarding Securities transactions and newly opened accounts, as well as annual reports regarding holdings and existing accounts.

Quarterly Transaction Reports

Each quarter, Access Persons must report all Reportable Securities transactions in accounts in which they have a Beneficial Interest. Access Persons must also report any accounts opened during the quarter that hold any Securities (including Securities excluded from the definition of a Reportable Security). Reports regarding Securities transactions and newly opened accounts must be submitted to the CCO via ComplySci within 30 days of the end of each calendar quarter.

Access Persons must utilize ComplySci to fulfill quarterly reporting obligations.

If an Access Person did not have any transactions or account openings to report, this should be indicated through ComplySci within 30 days of the end of each calendar quarter.

Initial and Annual Holdings Reports

Access Persons must periodically report the existence of any account that holds any Securities (including Securities excluded from the definition of a Reportable Security), as well as all Reportable Securities holdings. Reports regarding accounts and holdings must be submitted within ComplySci or the CCO by other means on or before February 14th of each year, and within 10 days of an individual first becoming an Access Person. Annual reports must be current as of December 31st; initial reports must be current as of a date no more than 45 days prior to the date that the person became an Access Person. Initial and annual holdings reports should be submitted through ComplySci.

Initial and annual reports must disclose the existence of all accounts that hold any Securities, even if none of those Securities fall within the definition of a “Reportable Security.”

If an Access Person does not have any holdings and/or accounts to report, this should be indicated using ComplySci within 10 days of becoming an Access Person and by February 14th of each year.

Exceptions from Reporting Requirements

There are limited exceptions from certain reporting requirements. Specifically, an Access Person is not required to submit:

•	Quarterly reports for any transactions effected pursuant to an Automatic Investment Plan; or

•

Any reports with respect to Securities held in accounts over which the Access Person had no direct or indirect influence or control, such as an account managed by an investment adviser on a discretionary basis.

Any investment plans or accounts that may be eligible for either of these exceptions should be brought to the attention of the CCO who will, on a case-by-case basis, determine whether the plan or account qualifies for an exception. In making this determination, the CCO may ask for supporting documentation, such as a copy of the Automatic Investment Plan, a copy of the discretionary account management agreement and/or a written certification from the unaffiliated investment adviser, and may provide Access Persons with the exact wording and a clear definition of “no direct or indirect influence or control” that the adviser consistently applies to all Access Persons. On a sample basis, the CCO may request reports on holdings and/or transactions made in the trust or discretionary account to identify transactions that would have been prohibited pursuant to Gemcorp LLC’s Code, absent reliance on the reporting exception. Access Persons who claim they have no direct or indirect influence or control over an account are also required to request an exception using ComplySci upon commencement of their employment and on an annual basis thereafter.

Reliance on this independent or separately managed account exception is conditioned on approval of the request through ComplySci and other satisfactory documentary evidence (e.g., copy of advisory agreement, certification from adviser, etc.) as directed by the CCO.

Personal Trading and Holdings Reviews

Gemcorp LLC’s Personal Securities Transactions policies and procedures are designed to mitigate any potential material conflicts of interest associated with Access Persons’ personal trading activities. Accordingly, the CCO will closely monitor Access Persons’ investment patterns to detect potentially abusive behavior.

The CCO will review all reports submitted pursuant to the Personal Securities Transactions policies and procedures for potentially abusive behavior and will compare Access Person trading with Clients’ trades as necessary. Any personal trading that appears abusive may result in further inquiry by the CCO and/or sanctions, up to and including dismissal.

The CEO has the authority to use ComplySci to monitor the CCO’s personal Securities transactions for compliance with the Personal Securities Transactions policies and procedures.

Disclosure of the Code of Ethics

Gemcorp LLC will describe its Code of Ethics in Part 2 of Form ADV and, upon request, furnish Clients and Investors with a copy of the Code of Ethics. All Client requests for Gemcorp LLC’s Code of Ethics should be directed to the CCO.